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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-46310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 S. Federal Highway, Suite 500
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Jacobs — (561) 338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

401 East Las Olas Blvd, Suite 1800	Ft. Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Brokerage Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

EVP
Title

[signature]
Notary Public

SUSAN M. CAMACHO
Notary Public - State of Florida
My Comm. Expires May 22, 2015
Commission # EE 63547
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2014

CONTENTS

pwc

Report of Independent Registered Certified Public Accounting Firm

To Board of Directors of
Summit Brokerage Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of loss, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and its subsidiaries (the "Company") at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with by Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 11,148,555
Commissions receivable	2,161,665
Notes receivable, net of allowance of $93,917	1,820,527
Other receivables, net of allowance of $199,424	957,021
Securities owned, at fair value	1,263
Prepaid expenses and other	209,776
Fixed assets, net of accumulated depreciation and amortization of $117,098	304,863
Due from affiliates	2,147,244
Goodwill	500,714
Deferred tax assets	596,510
Other assets	333,727
Total assets	$ 20,181,865
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions payable	$ 3,843,256
Accrued expenses	2,874,878
Accounts payable	279,289
Deferred revenue	64,000
Other liabilities	528,813
Total liabilities	7,590,236
Commitments and Contingencies (Note 5)	
Stockholder's equity	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	$ -
Additional paid-in capital	16,670,297
Accumulated deficit	(4,078,668)
Total stockholder's equity	12,591,629
Total liabilities and stockholder's equity	$ 20,181,865

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Operations
For the Year Ended December 31, 2014

Revenue	
Retail commissions revenue	$ 74,305,691
Advisory and asset-based fees	24,012,531
Transaction and other fees	10,007,457
Total revenue	$ 108,325,679
Expenses	
Retail and advisory commissions	$ 85,004,592
Payroll and benefits	15,929,219
Clearing and exchange fees	2,469,913
Marketing and advertising	2,021,682
Occupancy	919,549
Data processing	706,195
Travel	355,650
Depreciation and amortization	244,634
Professional fees	52,116
Other expenses	2,461,009
Total expenses	$ 110,164,559
Loss before taxes	(1,838,880)
Benefit for income taxes	(2,140,588)
Net income	$ 301,708

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

	Common Stock					
	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock-Based Compensation	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balances, December 31, 2013	1	$ -	$ 14,823,529	$ (1,264,820)	$ (4,380,376)	$ 9,178,333
Contribution from parent			1,216,507			1,216,507
Amortization of unearned stock compensation (net)				1,264,820		1,264,820
Excess tax benefit related to share-based compensation			58,000			58,000
Share-based compensation			572,261			572,261
Net income					301,708	301,708
Balances, December 31, 2014	1	$ -	$ 16,670,297	$ -	$ (4,078,668)	$ 12,591,629

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 301,708
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	244,634
Share-based compensation	1,837,082
Amortization of advisor notes	492,098
Excess tax benefit of share-based compensation	58,000
Deferred tax assets	(596,510)
Changes in:	
Commissions receivable	(1,141,988)
Notes receivable, net	(1,618,295)
Other receivables, net	(152,642)
Securities owned, at fair value	1,116
Prepaid expenses and other	607,294
Due from affiliates	(1,881,684)
Other assets	585,459
Commissions payable	1,499,977
Accrued expenses	2,073,801
Accounts payable	48,592
Deferred revenue	22,947
Other liabilities	(682,728)
Net cash provided by operating activities	$ 1,698,861
Cash flows from investing activities	
Purchase of fixed assets	(147,792)
Cash flows from financing activities	
Contribution from parent	1,216,507
Net increase in cash and cash equivalents	2,767,576
Cash and cash equivalents at beginning of year	8,380,979
Cash and cash equivalents at end of year	$ 11,148,555

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") provides a full range of financial services primarily to retail clients through its network of approximately 250 independent branch offices and one company-owned office. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board and the National Futures Association.

ORGANIZATION - The Company is a wholly owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent").

BASIS OF PRESENTATION – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Summit Financial Group, Inc. (a registered investment advisor), and SBS Insurance Agency of Florida, Inc. (an insurance business) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (''U.S. GAAP''). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

SIGNIFICANT TRANSACTIONS - On November 16, 2013, SFSG entered into an agreement and plan of merger (the "Merger Agreement") with RCS Capital Corporation ("RCS") and Dolphin Acquisition, LLC ("Merger Sub"), a newly formed, wholly owned subsidiary of RCS. On March 17, 2014, the Merger Agreement was amended to provide that, among other things, Merger Sub would be merged with and into SFSG (the "Merger"), with SFSG surviving the Merger as a wholly owned subsidiary of RCS. The effective date of the Merger was June 11, 2014. Since that time, the Company has continued to operate independently as part of the RCS Retail Advice Platform, the collection of independent broker-dealers acquired by RCS that focus on providing investment products and services to primarily retail clients.

Pursuant to the Merger Agreement, each share of SFSG common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive $1.588 in merger consideration, which consisted of cash and the shares of RCS Class A Common Stock. SFSG shareholders who received merger consideration are also entitled to receive the pro rata portion of certain tax refunds generated after the closing of the Merger as a result of certain net operating losses expected to be incurred by SFSG in 2014 and which were not acquired by RCS pursuant to the Merger Agreement. The aggregate amount of these refunds is currently estimated by SFSG to be approximately $2.5 million, or approximately $0.06 per share of SFSG common stock, and will be paid (without interest) no later than June 30, 2015.

The purchase accounting adjustments related to the Merger are all accounted for at the SFSG level and accordingly have not been reflected on the financial statements of the Company.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $10.4 million in cash balances as of December 31, 2014 that were in excess of the FDIC insured limits.

COMMISSIONS RECEIVABLE - Commissions receivable represents amounts due from brokers, dealers and clearing organizations and other include receivables that arise in the ordinary course of the

Company's brokerage activities. The Company does not provide an allowance for commissions and other amounts due from its clearing brokers since, in the opinion of management, such amounts are fully collectible. For commissions due from parties other than the clearing brokers, the Company reduces the gross receivable based on the length of time it has been outstanding. As of December 31, 2014, the allowance amount was not significant.

NOTES RECEIVABLE - The Company loans money to certain of its financial advisors under promissory note agreements, the majority of which provide for the forgiveness of the loan over a period of time, typically four years. Those loans that are not subject to forgiveness are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production. In both instances management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. As of December 31, 2014, the Company had established allowances totaling approximately $94,000. See Note 3 for more information.

OTHER RECEIVABLES - Other receivables consist primarily of amounts due from employees and financial advisors of approximately $419,000, amounts due from the Company's clearing firms of $334,000 (not related to commissions), and other receivables of approximately $403,000. As of December 31, 2014, the Company had established allowances totaling approximately $199,000.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The resulting differences between cost and estimated fair value are included in the consolidated statement of operations. All securities owned at December 31, 2014 are categorized as Level 1 investments within the fair value hierarchy.

FIXED ASSETS - Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment and computer hardware and software are depreciated on a straight-line basis over the estimated useful life which general ranges from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease. See Note 2 for more information.

GOODWILL - Goodwill represents the amount by which the purchase price of the Company's 2003 acquisition of a branch office exceeded the fair value of the net tangible assets acquired. Goodwill, primarily financial advisor relationships, was recorded at its fair value at the completion of the acquisition. The Company annually reviews goodwill for impairment. For the year ended December 31, 2014, there was no such impairment.

USE OF ESTIMATES - The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

SUBSEQUENT EVENTS - Management has evaluated subsequent events for recognition and disclosure through March 2, 2015, the date the consolidated financial statements were available to be issued.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Retail Commissions

The Company records commissions received from securities transactions on a trade-date basis. Commissions from mutual funds, variable annuities, and insurance product purchases transacted directly with the product sponsors are estimated for each accounting period. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

Advisory Fees and Asset-Based Fees

The Company provides investment advisory services to clients. Fees for the services are based on the value of the clients' portfolios and are generally billed in advance at the beginning of each quarter. The fees are then recognized ratably over the period earned. Asset-based fees include amounts earned related to client sweep account investments, omnibus processing and networking services, and reimbursements and allowances from product providers related to the sale and custody of their products and are recognized when earned. Advisory fees also include fees billed to clients for the preparation of financial plans and certain other advisory services where the fees are not based on the value of the assets.

Transaction and Other Fees

The Company charges transaction fees for executing transactions on client accounts. Transaction-related charges are recognized on a trade-date basis. Other fee revenue includes fees charged to clients such as individual retirement account maintenance fees, margin interest and confirmation fees, as well as fees charged to financial advisors for contracted services such as affiliation and transaction fees. Also included within this caption are the revenues generated by the Company in connection with its activities in trading fixed income securities, as well as amounts paid by product sponsors for education and training.

Share-Based Compensation

Prior to the merger of SFSG with RCS, the Company accounted for all issuances of common stock equivalents ("CSEs") (including those issued by SFSG to both employees and non-employees of SBS) using the fair market value method. In connection therewith, the Company recorded, upon the issuance of each CSE, unearned stock-based compensation in an amount equal to the number of shares covered by the CSE multiplied by the estimated fair value per CSE. The amount recorded as unearned stock-based compensation was then amortized over the vesting period of the CSE. Consequently, the total expense recognized in the current period represents the amortized portion, if any, of the fair value of all outstanding CSEs.

At the time of the Merger, the Company recognized as an expense the remaining balance of unearned stock-based compensation. Subsequent to the Merger, the Company recognized share-based compensation related to the issuance by RCS of Class A common shares and common stock purchase warrants to certain employees and financial advisors of the Company under various incentive compensation and stock purchase programs.

See Note 4 for more information on the Company's share-based compensation.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes

The Company has historically been included as part of the consolidated group in the federal and state income tax returns filed by SFSG. Prospectively, the Company (and SFSG) will be included as part of the consolidated group in the federal and state income tax returns filed by RCS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards which relate to the Company's investment in its subsidiaries. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Current tax liabilities or assets are recognized for the estimated taxes payable or refundable on tax returns for the current year.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. This determination is based upon a review of all available evidence, both positive and negative, including the Company's earnings history, the timing, character and amount of future earnings potential, the reversal of taxable temporary differences and the tax planning strategies available.

The Company has adopted the authoritative guidance within ASC 740 relating to accounting for uncertainty in income taxes. The guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. See Note 6 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is not publicly traded but because it is an affiliate of RCS, which is publicly traded, ASU 2014-09 will be applicable. The Company is still evaluating the impact of ASU 2014-09.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fair Value Disclosures

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2014, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 2,227,051	$ —	$ —	$ 2,227,051
Trading securities:				
Equity securities	1,263	—	—	1,263
Total trading securities	1,263	—	—	1,263
Total	$ 2,228,314	$ —	$ —	$ 2,228,314

NOTE 2 – FIXED ASSETS

The Company's fixed assets as of December 31, 2014 consisted of the following:

	December 31, 2014
Office furniture and equipment	$ 76,793
Computer software and hardware	301,063
Leasehold improvements	44,105
Total fixed assets	421,961
Less: accumulated depreciation and amortization	(117,098)
Fixed assets, net	$ 304,863

For the year ended December 31, 2014 the Company recorded $244,634 in depreciation and amortization expense.

NOTE 3 – NOTES RECEIVABLE

The Company loans money to certain of its financial advisors under promissory note agreements, the majority of which provide for the forgiveness (and corresponding amortization) of the loan over a period of time, typically four years. Those loans that are not subject to forgiveness are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and, or any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2014 were as follows:

	December 31, 2014
Beginning balance, net	$ 694,330
Originated loans	1,817,237
Collections	(128,010)
Forgiveness/amortization	(492,098)
Interest	3,464
Allowance	(74,396)
Ending balance	$ 1,820,527

As of December 31, 2014, notes receivable (net) included $1,757,034 of forgivable loans and $63,493 of payback loans.

NOTE 3 – NOTES RECEIVABLE *(Continued)*

The following table presents the Company's allowance for uncollectible amounts due from financial advisors for the year ended December 31, 2014:

		December 31, 2014
Beginning balance	$	32,889
Provision for bad debt		74,396
Charge off - net of recoveries		(13,368)
Total change		61,028
Ending balance	$	93,917

NOTE 4 – SHARE-BASED COMPENSATION

The Company recognized approximately $572,000 of share-based compensation related to the issuance by RCS of Class A common shares and common stock purchase warrants to certain employees and financial advisors of the Company.

In connection with the Merger, RCS issued approximately 26,500 shares of its Class A common stock to certain employees that agreed to limit their ability to compete against, or solicit financial advisors and employees of, the Company and RCS in the event of a termination of their employment with the Company. RCS also issued approximately 9,000 shares of its Class A common stock to certain employees which shares were subject to vesting over a three year period of time.

Additionally, employees and financial advisors of Summit were eligible to participate in the RCS 2014 Stock Purchase Program. Subject to the terms and conditions of the 2014 Stock Purchase Program, eligible individuals had the opportunity on specified dates in 2014 to elect to purchase shares of Class A common stock and were automatically granted one warrant to purchase one share of Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of Class A common stock at an exercise price equal to the purchase price per share purchased under the 2014 Stock Purchase Program, and will vest and become exercisable, subject to continuous service from the grant date to the 3-year anniversary of the grant. Such warrants may be exercised by the holder until the earliest of the 30th day following the date the holder's service is terminated for any reason other than for cause and the 10-year anniversary of the issuance. Upon a termination of service for any reason, all outstanding non-vested warrants held by a warrant holder will expire and terminate immediately. Upon a termination of service for cause, all outstanding warrants, vested or non-vested, held by a warrant holder will expire and terminate immediately. The Program was not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and any warrants granted under the Program were not intended to qualify as "incentive stock options" under Section 422 of the Code.

The fair value for all share grants during 2014 was approximately $723,000 based on a price of $20.37 for RCS Class A common. Where the shares were granted without any vesting requirements, the entire fair value, or approximately $539,000, was recorded as share-based compensation upon the share issuance. Where the share grants were subject to vesting, share-based compensation will be recognized ratably over the vesting period of three years. For purposes of valuing the warrants that were issued during 2014 in connection with the Stock Purchase Program, RCS used the Black-Scholes option pricing model with the following assumptions:

Expected life (in years)	6.5
Risk-free interest rate	1.95% - 2.23%
Volatility	30%
Dividend yield	0.0%

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In December 2009, the Company entered into two separate lease agreements for office space in Boca Raton, Florida. The first lease ("Lease Agreement") is for 13,554 square feet of office space to house the corporate headquarters for the Company's operations and expires on August 31, 2017, with the Company having the option to extend the Lease Agreement for two five-year renewal terms. Initial base rent is approximately $23,719 per month, subject to certain fixed increases over the course of the term, as set forth in the Lease Agreement. The second lease ("Second Lease Agreement") is for 4,264 square feet of office space to house certain financial advisors and expires on August 31, 2017, with the Company having the option to extend the Second Lease Agreement for two five-year renewal terms. Initial base rent is approximately $7,462 per month, subject to certain fixed increases over the course of the term, as set forth in the Second Lease Agreement.

Total rent expense for all operating leases was approximately $686,000 for the year ended December 31, 2014. The following table shows the future annual minimum rental payments due:

	Year Ending December 31,
2015	$ 425,000
2016	438,000
2017	298,000
Total	$ 1,161,000

Service contracts — The Company has contracted with third parties to perform back-office processing services. The following table shows the future annual minimum payments due:

	Year Ending December 31,
2015	$ 48,000
2016	26,000
Thereafter	-
Total	$ 74,000

Legal proceedings related to business operations — The Company and its subsidiaries are involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, and subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2014, the Company recorded legal reserves related to several matters in other liabilities in the consolidated statement of financial condition that were, in the aggregate, not significant.

Defense costs with regard to legal proceedings are expensed as incurred and classified as professional services within the consolidated statement of operations. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

NOTE 5 – COMMITMENTS AND CONTINGENCIES *(Continued)*

Merger-Related Litigation

In November and December 2013, SFSG and its directors were named as defendants in class action lawsuits alleging that the directors had breached their fiduciary duty arising from the proposed Merger transaction with RCS, and that RCS and Merger Sub aided and abetted the directors' breach of their fiduciary duty. These lawsuits alleged, among other things, that: (i) each member of SFSG's board of directors breached his fiduciary duties to SFSG and its shareholders in authorizing the acquisition; (ii) the acquisition did not maximize value to SFSG shareholders; and (iii) SFSG and its acquisition subsidiary aided and abetted the breaches of fiduciary duty allegedly committed by the members of SFSG's board of directors. On May 9, 2014, the plaintiff shareholders moved for leave to file an amended complaint under seal. The amended complaint asserted claims similar to those in the original complaint, added allegations relating to the amendment of the SFSG merger agreement on March 17, 2014, and also challenged the adequacy of the disclosures in the registration statement related to the issuance of shares of our Class A common stock as consideration in the acquisition, the background of the transaction, the fairness opinion issued to the SFSG special committee, and SFSG's financial projections. The consolidated lawsuits sought class-action certification, equitable relief, including an injunction against consummation of the acquisition on the agreed-upon terms, and damages.

On May 27, 2014, the parties to the consolidated action entered into a Memorandum of Understanding setting forth their agreement in principle to settle the consolidated action and, on September 15, 2014, the parties signed a stipulation of settlement and SFSG recorded a provision. The same day, plaintiffs filed a motion seeking preliminary approval of the settlement and, on October 6, 2014, the Court entered the preliminary approval order. On January 9, 2015, a final approval hearing was held in which the settlement terms were approved.

Legal and Regulatory

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Retirement Plan

The Company has a retirement plan, which management believes qualifies as a deferred compensation plan (the "Plan") under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate in the Plan on the first day of the month following their six-month anniversary of service. During the year ended December 31, 2014, the Company matched 100% of the eligible participants' contributions up to 3% of the participants' qualifying wages and then 50% of the next 2% of participants' contributions. Company matching contributions charged to payroll and benefits for the year ended December 31, 2014, approximated $191,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES *(Continued)*

Other Commitments and Contingencies

For 2015 and beyond, the Company may be obligated to make payments to those financial advisors who have executed loan agreements where the amount the advisor is otherwise required to repay the Company is offset by the payment from the Company to the advisor of an amount equal to the required repayment.

NOTE 6 - INCOME TAXES

The Company does not file separate tax returns; rather, its activity is included in the consolidated tax return filed by RCS Capital Corporation for the year ended December 31, 2014. A short period return will be filed with SFSG for the period ended June 10, 2014, representing the period before SFSG & Subsidiaries were acquired by RCS. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis.

The components of income tax expense/(benefit) included in the consolidated statement of operations for the years ended December 31, 2014 is as follows:

	2014
Current income tax benefit	
U.S. Federal	$ (1,544,078)
State and local	-
Total current income tax benefit	$ (1,544,078)
Deferred income tax benefit	
U.S. Federal	(283,642)
State and local	(312,868)
Total deferred income tax benefit	(596,510)
Total income tax benefit	$ (2,140,588)

The reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the years ended December 31, 2014 is as follows:

	2014
U.S. federal statutory income tax rate	34%
Increase (decrease) in tax rate resulting from:	
State and local income taxes net of federal benefit	3.0%
Non-deductible expenses	(6.4)%
Valuation allowance	85.8%
Effective income tax rate	116.4%

NOTE 6 - INCOME TAXES *(Continued)*

Deferred income tax expense (benefits) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2014 were as follows:

	2014
Deferred tax assets	
Deferred compensation liabilities	$ 12,474
State net operating loss carryforwards	168,217
Goodwill	119,555
Bad Debt	217,665
Other	133,865
Total deferred tax assets	$ 651,776
Deferred tax liabilities	
Depreciation	$ 55,266
Other	-
Total deferred tax liabilities	$ 55,266
Net deferred tax asset	$ 596,510

During the year ended December 31, 2014, the Company reversed the valuation allowance recorded against its deferred tax assets based upon consideration of positive and negative evidence, including the finalization of the merger agreement with RCS and the related benefits of the merger, retention of key executives, and several consecutive profitable years. Based on the evidence noted it was determined that it is "more likely than not" these assets could be realized through future reversals of existing taxable temporary differences and future taxable income.

The Company has reported income tax receivable in the amount of $1,544,078 as a component of Due from affiliates as shown on the balance sheet.

The Company believes that, as of December 31, 2014, it had no material uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2014.

As of December 31, 2014, the Company had state net operating loss carryforwards of $4,634,987 which begin to expire in 2034.

Up through the time of the Merger, the Company's activities were included within the tax returns filed by Summit Financial Services Group in the U.S. federal jurisdiction and the State of Florida jurisdiction. Subsequent to the Merger, the Company's activities will be included within the tax returns filed by RCS. SFSG's federal and state income tax returns are open to audit under the statute of limitations for 2010 to 2013.

NOTE 7 - CONCENTRATIONS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, notes, and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

During the year ended December 31, 2014, transactions representing approximately 29% and 19% of the Company's total revenue were processed through the Company's two clearing brokers. At December 31, 2014, other receivables from one of these clearing brokers represented approximately 26% of total other receivables.

NOTE 8 - RELATED-PARTY TRANSACTIONS

During 2014, the Company received from SFSG a capital contribution of $1,216,507 and paid certain amounts on behalf of SFSG in the amount of $225,275.

Subsequent to the Merger, the Company received $2,386,412 in retail commissions revenue, and $496,035 in transaction and other revenue from Realty Capital Securities, LLC, an affiliate of RCS.

NOTE 9 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers. Accordingly, the Company has claimed an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $250,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for SBS. Net capital will also be impacted by contributions to SBS from SFSG, as well as distributions from SBS to SFSG. At December 31, 2014, the Company had net capital of approximately $5.88 million, and the Company's aggregate indebtedness to net capital ratio was 1.29 to 1, as computed under SEC Rule 15c3-1.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net Capital	
Total consolidated stockholder's equity	$ 12,591,629
Non-allowable assets:	
Notes and other receivables, net	(5,019,681)
Prepaid expenses and other	(209,776)
Fixed assets, net	(304,863)
Goodwill	(500,714)
Deferred tax assets	(596,510)
Other non-allowable assets	(77,622)
Net capital prior to haircuts	5,882,463
Haircuts	(4,417)
Net capital	$ 5,878,046
Aggregate Indebtedness	
Items included in the consolidated statement of financial condition:	
Accounts payable	$ 279,289
Commissions payable	3,843,256
Accrued expenses	2,874,878
Deferred revenue	64,000
Other liabilities	528,813
Total aggregate indebtedness	$ 7,590,236
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 506,016
Excess net capital at 1,500 percent	$ 5,372,030
Excess net capital at 1,000 percent	$ 5,119,023
Ratio: Aggregate indebtedness to net capital	1.29 to 1

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2014 amended FOCUS Report filing dated March 2, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2343*********************MIXED AADC 220
046310 FINRA DEC
SUMMIT BROKERAGE SERVICES INC
595 S FEDERAL HWY STE 500
BOCA RATON FL 33432-5542

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Carter Mecham (561)338-2650

2. A. General Assessment (item 2e from page 2)		$ 136,381
B. Less payment made with SIPC-6 filed (exclude interest) 7/31/2014 Date Paid		(68,486)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		67,895
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 67,895
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 67,895	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Summit Brokerage Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 15.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 80,475,868
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	22,038,491
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	102,514,359
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	43,833,152
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	992,790
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	139,643
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consolidated earnings in non-securities subsidiaries not reflected elsewhere (Deductions in excess of $100,000 require documentation)	2,845,400
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 150,874	
Enter the greater of line (i) or (ii)	150,874
Total deductions	47,961,859
2d. SIPC Net Operating Revenues	$ 54,552,500
2e. General Assessment @ .0025	$ 136,381
	(to page 1, line 2.A.)

Summit Brokerage Services, Inc.'s Exemption Report

Summit Brokerage Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) from June 1, 2014 to December 31, 2014 except as described in Exhibit A attached hereto, which represents checks that were not promptly transmitted due to delays at the listed branches.

Summit Brokerage Services, Inc.

I, Steve Jacobs, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CFO

Date: 3/2/15

Exhibit A – Itemized Exceptions

Branch	Date Received	Date Forwarded
Barry Heller	09/23/2014	09/29/2014
Brion Harris	06/17/2014	06/19/2014
	06/19/2014	06/23/2014
	07/15/2014	07/17/2014
	07/17/2014	07/21/2014
	07/30/2014	08/01/2014
	07/30/2014	08/01/2014
	07/30/2014	08/01/2014
	09/11/2014	09/15/2014
	09/30/2014	10/03/2014
	10/21/2014	10/23/2014
Bruce Olmstead	06/19/2014	07/03/2014
Christopher Tool	06/14/2014	06/17/2014
	07/17/2014	07/24/2014
	10/02/2014	10/06/2014
David Criswell	10/23/2014	10/27/2014
David Hill	05/30/2014	06/03/2014
	07/27/2014	07/30/2014
David O'Dell	09/10/2014	09/12/2014
	09/10/2014	09/12/2014
Herbert Allen	06/21/2014	06/25/2014
	11/06/2014	11/11/2014
	11/18/2014	11/26/2014
	11/28/2014	12/04/2014
	12/19/2014	12/30/2014
Howard Mash	09/12/2014	09/16/2014
Kenneth Cook	12/09/2014	12/17/2014
Ravi Narayan	09/08/2014	09/26/2014
	09/08/2014	09/26/2014
	09/08/2014	09/26/2014
	09/14/2014	09/26/2014

Robin Davis	07/01/2014	07/09/2014
	07/01/2014	07/09/2014
Ronald Clark	10/14/2014	10/20/2014
Troy Helm	11/21/2014	11/26/2014
William Buehler	10/02/2014	10/14/2014
Elisabet Ramos	06/10/2014	06/12/2014
Koorosh Zartoshty	11/07/2014	11/11/2014
	11/07/2014	11/11/2014

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of Summit Brokerage Services, Inc.:

In planning and performing our audit of the consolidated financial statements of Summit Brokerage Services, Inc. and subsidiaries (the "Company") as of and for the year ended December 31,2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States) , we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the first and second paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2014 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 2, 2015
Fort Lauderdale, Florida

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
Summit Brokerage Services, Inc.

We have reviewed Summit Brokerage Service Inc.'s (the "Company") assertions, included in the accompanying Summit Brokerage Service Inc. exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 except as described in Exhibit A to the Company's Exemption Report and attached hereto, which represents checks that were not promptly transmitted due to delays at the listed branches. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

pwc

Exhibit A – Itemized Exceptions

Branch	Date Received	Date Forwarded
Barry Heller	09/23/2014	09/29/2014
Brion Harris	06/17/2014	06/19/2014
	06/19/2014	06/23/2014
	07/15/2014	07/17/2014
	07/17/2014	07/21/2014
	07/30/2014	08/01/2014
	07/30/2014	08/01/2014
	07/30/2014	08/01/2014
	09/11/2014	09/15/2014
	09/30/2014	10/03/2014
	10/21/2014	10/23/2014
Bruce Olmstead	06/19/2014	07/03/2014
Christopher Tool	06/14/2014	06/17/2014
	07/17/2014	07/24/2014
	10/02/2014	10/06/2014
David Criswell	10/23/2014	10/27/2014
David Hill	05/30/2014	06/03/2014
	07/27/2014	07/30/2014
David O'Dell	09/10/2014	09/12/2014
	09/10/2014	09/12/2014
Herbert Allen	06/21/2014	06/25/2014
	11/06/2014	11/11/2014
	11/18/2014	11/26/2014
	11/28/2014	12/04/2014
	12/19/2014	12/30/2014
Howard Mash	09/12/2014	09/16/2014
Kenneth Cook	12/09/2014	12/17/2014
Ravi Narayan	09/08/2014	09/26/2014
	09/08/2014	09/26/2014
	09/08/2014	09/26/2014
	09/14/2014	09/26/2014
Robin Davis	07/01/2014	07/09/2014
	07/01/2014	07/09/2014
Ronald Clark	10/14/2014	10/20/2014
Troy Helm	11/21/2014	11/26/2014
William Buehler	10/02/2014	10/14/2014
Elisabet Ramos	06/10/2014	06/12/2014
Koorosh Zartoshty	11/07/2014	11/11/2014
	11/07/2014	11/11/2014